UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Comverge, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

205859101

(Cusip Number)

Brian Schwartz

Richard H. Siegel, Esq.

Grace Bay Holdings II, LLC

c/o H.I.G. Capital, L.L.C.

1450 Brickell Avenue, 31st Floor

Miami, Florida 33131

(305) 379-2322

With copies to:

James S. Rowe, Esq.

Michael H. Weed, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 205859101	Page 2 of 11

1	NAME OF REPORTING PERSON: Grace Bay Holdings II, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,747,252 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,747,252 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,747,252 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.7% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO
(1)	The calculation of this percentage is based on 28,177,952 shares of Common Stock (as defined below) outstanding which is the sum of (i) 25,430,700 shares outstanding as of December 1, 2011, as reported in the Issuer’s Prospectus Supplement to the Prospectus Dated November 10, 2009, filed on December 1, 2011 and (ii) 2,747,252 shares of Common Stock issuable upon conversion of the Convertible Note (as defined below).

13D

CUSIP No. 205859101	Page 3 of 11

1	NAME OF REPORTING PERSON: Bayside Capital, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,747,252 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,747,252 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,747,252 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.7% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO
(1)	The calculation of this percentage is based on 28,177,952 shares of Common Stock (as defined below) outstanding which is the sum of (i) 25,430,700 shares outstanding as of December 1, 2011, as reported in the Issuer’s Prospectus Supplement to the Prospectus Dated November 10, 2009, filed on December 1, 2011 and (ii) 2,747,252 shares of Common Stock issuable upon conversion of the Convertible Note (as defined below).

13D

CUSIP No. 205859101	Page 4 of 11

1	NAME OF REPORTING PERSON: Sami W. Mnaymneh
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,747,252 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,747,252 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,747,252 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.7% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
(1)	The calculation of this percentage is based on 28,177,952 shares of Common Stock (as defined below) outstanding which is the sum of (i) 25,430,700 shares outstanding as of December 1, 2011, as reported in the Issuer’s Prospectus Supplement to the Prospectus Dated November 10, 2009, filed on December 1, 2011 and (ii) 2,747,252 shares of Common Stock issuable upon conversion of the Convertible Note (as defined below).

13D

CUSIP No. 205859101	Page 5 of 11

1	NAME OF REPORTING PERSON: Anthony A. Tamer
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,747,252 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,747,252 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,747,252 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.7% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
(1)	The calculation of this percentage is based on 28,177,952 shares of Common Stock (as defined below) outstanding which is the sum of (i) 25,430,700 shares outstanding as of December 1, 2011, as reported in the Issuer’s Prospectus Supplement to the Prospectus Dated November 10, 2009, filed on December 1, 2011 and (ii) 2,747,252 shares of Common Stock issuable upon conversion of the Convertible Note (as defined below).

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Comverge, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 5390 Triangle Parkway, Suite 300, Norcross, GA 30092.

Item 2.	Identity and Background

This Schedule 13D is being filed by:

(a)	Grace Bay Holdings II, LLC, a Delaware limited liability company (“Holdings II”);

(b)	Bayside Capital, Inc., a Florida corporation (“Bayside Capital”);

(c)	Sami W. Mnaymneh; and

(d)	Anthony A. Tamer.

The entities and persons set forth in clauses (a) through (d) are collectively hereinafter referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons are filing this Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D. The Reporting Persons expressly disclaim that they have agreed to act as a group except as described herein.

The manager of Holdings II is Bayside Capital, and Messrs. Tamer and Mnaymneh are co-presidents of Bayside Capital.

Grace Bay Holdings II, LLC

Holdings II is a limited liability company organized under the laws of the State of Delaware. Its principal business is as a private equity investment company. The principal business address of Holdings II, which also serves as its principal office, is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Bayside Capital, Inc.

Bayside Capital is a corporation organized under the laws of Florida and is the manager of Holdings II. Its principal business is to serve as an investment management company for several affiliates. The principal business address of Bayside Capital, which also serves as its principal office, is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

The directors and executive officers of Bayside Capital are as follows:

Name	Positions with Bayside Capital	Principal Occupation or Employment

Anthony A. Tamer	Co-President, Director	Managing Partner of H.I.G. Capital, LLC

Sami W. Mnaymneh	Co-President, Director	Managing Partner of H.I.G. Capital, LLC

Richard H. Siegel	Vice President and General Counsel	Vice President and General Counsel of H.I.G. Capital, LLC

The business address for each director and executive officer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Sami W. Mnaymneh and Anthony A. Tamer

Messrs. Mnaymneh and Tamer are the directors and sole shareholders of Bayside Capital.

Mr. Mnaymneh is a co-founding partner of H.I.G. Capital, LLC (“H.I.G. Capital”) and has served as a Managing Partner of the firm since 1993. Prior to co-founding H.I.G. Capital, Mr. Mnaymneh was a Managing Director in the Mergers & Acquisitions department at the Blackstone Group, a New York based merchant bank, where he specialized in providing financial advisory services to Fortune 100 companies.

Mr. Tamer is a co-founding partner of H.I.G. Capital and has served as a Managing Partner of the firm since 1993. Prior to co-founding H.I.G. Capital, Mr. Tamer was a partner at Bain & Company. His focus at Bain & Company was on developing business unit and operating strategies, improving clients’ competitive positions, implementing productivity improvement and cycle time reduction programs, and leading acquisition and divestiture activities for Fortune 500 clients.

None of the persons for whom information is provided in this Item 2: (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each natural person for whom information is provided in this Item 2 is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The purchase of the Convertible Note (as defined below) by Holdings II was funded by a contribution of capital from H.I.G. Bayside Debt & LBO Fund II, L.P. (“Fund II”), a Delaware limited partnership and affiliate of Holdings II, which came from capital committed by the limited partners of Fund II as well as unsecured borrowings under a working capital credit line, each in the ordinary course of business.

Item 4 is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

On February 24, 2012 (the “Effective Date”), Holdings II entered into an Assignment and Assumption Agreement (the “Assignment Agreement”) with Partners for Growth III, L.P. (“PFG”), pursuant to which Holdings II purchased $7,650,000 aggregate principal amount of, or 51% of PFG’s interest in, the Issuer’s Amended and Restated Senior Convertible Promissory Note (the “Convertible Note”). Holdings II paid PFG $7,650,000 for 51% of the Convertible Note. The Convertible Note has a principal amount of $15,000,000 and is convertible into 2,747,252 shares of Common Stock (the “Shares”), at a conversion price of $5.46 per Share. For eighteen months from the Effective Date, PFG has the option to sell the remaining 49% of the Convertible Note to Holdings II, and Holdings II has the option to purchase the remaining 49% of the Convertible Note from PFG, in each case at a price equal to the aggregate principal amount at par value plus $1,500,000. PFG is prohibited from transferring its share of the Convertible Note to anyone other than Holdings II for eighteen months from the Effective Date, and thereafter, to offer Holdings II the first opportunity to purchase its share of the Convertible Note prior to selling it to any other person. In connection with the Assignment Agreement, PFG and H.I.G. Middle Market, LLC (“H.I.G.”), an affiliate of the Reporting Persons, entered into a confidentiality agreement, pursuant to which the parties may not disclose confidential information for a period of one year.

PFG originally purchased the Convertible Note from the Issuer pursuant to the Loan and Security Agreement (the “Loan Agreement”), dated as of November 5, 2010, by and among the Issuer and its subsidiaries and Partners for Growth II, LP. PFG subsequently delivered to the Company a notice that the Convertible Note was in default.

The foregoing description of the Assignment Agreement and the Loan Agreement is qualified in its entirety by reference to the full terms of the Assignment Agreement and the Loan Agreement, which are attached as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference.

The Reporting Persons purchased their interest in the Convertible Note for investment purposes. The Reporting Persons will review their investment in the Convertible Note from time to time and subject to applicable law and regulation and depending upon various factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Stock or other securities related to the Issuer, and other general market and investment conditions, the Reporting Persons may determine to:

•	exercise their option to purchase the remaining 49% of the Convertible Note;

•	sell all or a portion of the Convertible Note;

•	acquire additional shares of Common Stock through open market purchases or otherwise;

•	sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to Common Stock through the open market or otherwise; or

•	otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.

From time to time prior to the date of this filing, the Reporting Persons have had discussions with the Board of Directors of the Issuer, together with its advisors, regarding the potential for the Reporting Persons to make an investment in the Issuer. None of the matters so discussed have resulted in the Issuer or its Board of Directors pursuing any specific course of action. In connection with these discussions, on November 15, 2011, H.I.G. entered into a non-disclosure agreement with the Issuer, pursuant to which, among other things, H.I.G. and its affiliates may not disclose certain confidential information of the Issuer and H.I.G. and its affiliates may not take certain actions with respect to the Issuer.

As part of the ongoing review of the Reporting Persons of their investment in the Convertible Note or otherwise, the Reporting Persons may, from time to time, engage in talks or discussions with various parties, including, without limitation, the Board of Directors of the

Issuer, management or representatives of the Issuer, other shareholders of the Issuer and other persons or entities, in each case regarding the affairs and strategic alternatives of the Issuer. The Reporting Persons may undertake from time to time to pursue various strategic alternatives in respect of their investment in the Issuer. Such actions may include, without limitation, directly or indirectly:

•	forming strategic plans related to the Issuer;

•

making recommendations to the Board of Directors of the Issuer and management of the Issuer concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, capital structure or charter or bylaw changes or other matters;

•	seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise;

•	restructuring and effecting other significant transactions with respect to the Issuer;

•	participating in a going-private transaction;

•	taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer; or

•	providing financing for any of the foregoing.

The Reporting Persons undertake to amend this Schedule 13D to the extent the Reporting Persons definitively intend any plan or proposal to effect any such strategic alternative, whether related to their investment in the Convertible Note or otherwise. There can be no assurance, however, that the possible courses of action expressed in this Item 4 will be pursued or, if pursued, will be consummated by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

(a) - (b) Holdings II is the direct owner of 51% of the aggregate principal amount of the Convertible Note, and has an option to purchase the remaining 49% of the aggregate principal amount of the Convertible Note. The Convertible Note is convertible into 2,747,252 Shares at a conversion price of $5.46 per share. Holdings II would have shared power to vote and dispose of the Shares upon conversion of the entire principal amount of the Convertible Note, representing approximately 9.7% of the outstanding Common Stock. Bayside Capital, as the manager of Holdings II, and Messrs. Tamer and Mnaymneh, as the co-presidents of Bayside Capital, will also have shared power to vote and dispose of the Shares, representing approximately 9.7% of the outstanding Common Stock, upon conversion of the Convertible Note. The percentage of Common Stock has been calculated based on (i) 25,430,700 shares outstanding as of December 1, 2011, as reported in the Issuer’s Prospectus Supplement to the Prospectus Dated November 10, 2009, filed on December 1, 2011 and (ii) 2,747,252 Shares issuable upon conversion of the Convertible Note.

Except as set forth in this Item 5(a) - (b), none of the Reporting Persons, and, to the knowledge of the Reporting Persons, no director or executive officer of a Reporting Person disclosed in Item 2, beneficially owns any shares of Common Stock.

(c) Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Item 2 or Item 5(a) - (b).

(d) So long as PFG retains ownership of its 49% of the aggregate principal amount of the Convertible Note, then PFG will retain the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,346,154 Shares into which its 49% of the aggregate principal amount of the Convertible Note may be converted. To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated as of February 27, 2012, by and among each of the Reporting Persons.

Exhibit 99.2	Assignment and Assumption Agreement, dated as of February 24, 2012, by and between Partners for Growth III, L.P. and Grace Bay Holdings II, LLC

Exhibit 99.3	Loan and Security Agreement, dated as of November 5, 2010, by and among Comverge, Inc., its subsidiaries, and Partners for Growth II, LP (incorporated by reference to Exhibit 10.47 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed by the Issuer with the Securities and Exchange Commission on March 3, 2011).

Exhibit 99.4	Powers of Attorney for the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2012

GRACE BAY HOLDINGS II, LLC

By:	Bayside Capital, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

BAYSIDE CAPITAL, INC.

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

/s/ Sami W. Mnaymneh
Sami W. Mnaymneh

/s/ Anthony A. Tamer
Anthony A. Tamer

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated as of February 27, 2012, by and among each of the Reporting Persons.

Exhibit 99.2	Assignment and Assumption Agreement, dated as of February 24, 2012, by and between Partners for Growth III, L.P. and Grace Bay Holdings II, LLC.

Exhibit 99.3	Loan and Security Agreement, dated as of November 5, 2010, by and among Comverge, Inc., its subsidiaries, and Partners for Growth II, LP (incorporated by reference to Exhibit 10.47 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed by the Issuer with the Securities and Exchange Commission on March 3, 2011).

Exhibit 99.4	Powers of Attorney for the Reporting Persons.